UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TetraLogic Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88165U 109

(CUSIP Number)

December 17, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88165U 109		SCHEDULE 13G	Page 2 of 19

1	Names of Reporting Persons Hatteras Venture Advisors III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) CO

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109		SCHEDULE 13G	Page 3 of 19

1	Names of Reporting Persons Hatteras Venture Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) PN

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109		SCHEDULE 13G	Page 4 of 19

1	Names of Reporting Persons Hatteras Venture Affiliates III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) PN

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109		SCHEDULE 13G	Page 5 of 19

1	Names of Reporting Persons John C. Crumpler

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) IN

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109		SCHEDULE 13G	Page 6 of 19

1	Names of Reporting Persons Robert A. Ingram

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) IN

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109		SCHEDULE 13G	Page 7 of 19

1	Names of Reporting Persons Kenneth B. Lee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) IN

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109		SCHEDULE 13G	Page 8 of 19

1	Names of Reporting Persons Clay B. Thorp

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) IN

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109		SCHEDULE 13G	Page 9 of 19

1	Names of Reporting Persons Douglas Reed

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With*	5	Sole Voting Power 0

	6	Shared Voting Power 1,209,742 Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,209,742 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,742 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9** 5.7%

12	Type of Reporting Person (See Instructions) IN

*	All share numbers and ownership percentages reported herein are as of December 17, 2013.
**

Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

CUSIP No. 88165U 109	SCHEDULE 13G	Page 10 of 19

Item 1(a)	Name of Issuer: TetraLogic Pharmaceuticals Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 343 Phoenixville Pike Malvern, PA 19355

Item 2(a)

Name of Person Filing:
Hatteras Venture Advisors III, LLC

Hatteras Venture Partners III, L.P.

Hatteras Venture Affiliates III, L.P.

John C. Crumpler

Robert A. Ingram

Kenneth B. Lee

Clay B. Thorp

Douglas Reed

Item 2(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is Hatteras Venture Partners and Associates, 280 S. Mangum St., Suite 350, Durham, NC 27701.

Item 2(c)

Citizenship:
Hatteras Venture Advisors III, LLC — Delaware

Hatteras Venture Partners III, L.P. — Delaware

Hatteras Venture Affiliates III, L.P. — Delaware

John C. Crumpler — USA

Robert A. Ingram — USA

Kenneth B. Lee — USA

Clay B. Thorp — USA

Douglas Reed — USA

Item 2(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share
Item 2(e)	CUSIP Number: 88165U 109

CUSIP No. 88165U 109			SCHEDULE 13G	Page 11 of 19

Item 3	Not applicable.

Item 4	Ownership.***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Hatteras Venture Advisors III, LLC — 1,209,742

Hatteras Venture Partners III, L.P. — 1,209,742

Hatteras Venture Affiliates III, L.P. — 1,209,742

John C. Crumpler — 1,209,742

Robert A. Ingram — 1,209,742

Kenneth B. Lee — 1,209,742

Clay B. Thorp — 1,209,742

Douglas Reed — 1,209,742

(b)

Percent of class:

Hatteras Venture Advisors III, LLC — 5.7%

Hatteras Venture Partners III, L.P. — 5.7%

Hatteras Venture Affiliates III, L.P. — 5.7%

John C. Crumpler — 5.7%

Robert A. Ingram — 5.7%

Kenneth B. Lee — 5.7%

Clay B. Thorp — 5.7%

Douglas Reed — 5.7%

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Hatteras Venture Advisors III, LLC — 0

Hatteras Venture Partners III, L.P. — 0

Hatteras Venture Affiliates III, L.P. — 0

John C. Crumpler — 0

Robert A. Ingram — 0

Kenneth B. Lee — 0

Clay B. Thorp — 0

Douglas Reed — 0

CUSIP No. 88165U 109		SCHEDULE 13G	Page 12 of 19

(ii)

Shared power to vote or to direct the vote
Hatteras Venture Advisors III, LLC — 1,209,742

Hatteras Venture Partners III, L.P. — 1,209,742

Hatteras Venture Affiliates III, L.P. — 1,209,742

John C. Crumpler — 1,209,742

Robert A. Ingram — 1,209,742

Kenneth B. Lee — 1,209,742

Clay B. Thorp — 1,209,742

Douglas Reed — 1,209,742

(iii)

Sole power to dispose or to direct the disposition of

Hatteras Venture Advisors III, LLC — 0

Hatteras Venture Partners III, L.P. — 0

Hatteras Venture Affiliates III, L.P. — 0

John C. Crumpler — 0

Robert A. Ingram — 0

Kenneth B. Lee — 0

Clay B. Thorp — 0

Douglas Reed — 0

(iv)

Shared power to dispose or to direct the disposition of

Hatteras Venture Advisors III, LLC — 1,209,742

Hatteras Venture Partners III, L.P. — 1,209,742

Hatteras Venture Affiliates III, L.P. — 1,209,742

John C. Crumpler — 1,209,742

Robert A. Ingram — 1,209,742

Kenneth B. Lee — 1,209,742

Clay B. Thorp — 1,209,742

Douglas Reed — 1,209,742

*** Consists of 1,116,841 shares owned by Hatteras Venture Partners III, L.P. and 92,901 shares owned by Hatteras Venture Affiliates III, L.P.; Hatteras Venture Advisors III, LLC is the general partner of Hatteras Venture Partners III, L.P. and Hatteras Venture Affiliates III, L.P ; John C. Crumpler, Robert A. Ingram, Kenneth B. Lee, Clay B. Thorp and Douglas Reed are members of Hatteras Venture Advisors III, LLC.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

CUSIP No. 88165U 109	SCHEDULE 13G	Page 13 of 19

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8	Identification and Classification of Members of the Group.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 88165U 109	SCHEDULE 13G	Page 14 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2013	HATTERAS VENTURE PARTNERS III, L.P.

	By:	Hatteras Venture Advisors III, LLC, its general partner

	By:	/s/ John C. Crumpler
Manager

HATTERAS VENTURE AFFILIATES III, L.P.

	By:	Hatteras Venture Advisors III, LLC, its general partner

	By:	/s/ John C. Crumpler
Manager

HATTERAS VENTURE ADVISORS III, LLC

	By:	/s/ John C. Crumpler
Manager

*
John C. Crumpler

*
Robert A. Ingram

*
Kenneth B. Lee

*
Clay B. Thorp

CUSIP No. 88165U 109	SCHEDULE 13G	Page 15 of 19

*
Douglas Reed

By:	/s/ Richard Sherman
Richard Sherman, as Attorney-in-Fact

This Schedule 13G was executed by Richard Sherman on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which his attached as Exhibit 2.

CUSIP No. 88165U 109	SCHEDULE 13G	Page 16 of 19

Exhibit 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of December 27, 2013, is by and among the signatories below.

Each of the signatories below may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.0001 per share, of TetraLogic Pharmaceuticals Corporation. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the signatories below hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the signatories below, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the signatories below hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the signatories below upon one week’s prior written notice or such lesser period of notice as the signatories below may mutually agree.

Executed and delivered as of the date first above written.

Date: December 27, 2013	HATTERAS VENTURE PARTNERS III, L.P.

	By:	Hatteras Venture Advisors III, LLC, its general partner

	By:	/s/ John C. Crumpler
Manager

HATTERAS VENTURE AFFILIATES III, L.P.

	By:	Hatteras Venture Advisors III, LLC, its general partner

	By:	/s/ John C. Crumpler
Manager

HATTERAS VENTURE ADVISORS III, LLC

	By:	/s/ John C. Crumpler
Manager

CUSIP No. 88165U 109	SCHEDULE 13G	Page 17 of 19

*
John C. Crumpler

*
Robert A. Ingram

*
Kenneth B. Lee

*
Clay B. Thorp

*
Douglas Reed

By:	/s/ Richard Sherman
Richard Sherman, as Attorney-in-Fact

This Agreement was executed by Richard Sherman on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 88165U 109	SCHEDULE 13G	Page 18 of 19

Exhibit 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard Sherman with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to:

(i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder

(ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and

(iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of December, 2013.

Hatteras Venture Partners III, L.P.
By:	Hatteras Venture Advisors III, LLC

By:	/s/ Douglas Reed
Name: Douglas Reed
Title: Manager

Hatteras Venture Affiliates III, L.P.
By:	Hatteras Venture Advisors III, LLC

By:	/s/ Douglas Reed
Name: Douglas Reed

CUSIP No. 88165U 109	SCHEDULE 13G	Page 19 of 19

Title: Manager

Hatteras Venture Advisors III, LLC

By:	/s/ Douglas Reed
Name: Douglas Reed
Title: Manager

/s/ John C. Crumpler
John C. Crumpler

/s/ Robert A. Ingram
Robert A. Ingram

/s/ Kenneth B. Lee
Kenneth B. Lee

/s/ Clay B. Thorp
Clay B. Thorp

/s/ Douglas Reed
Douglas Reed